September 4, 2020

Christine Westbrook

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BioVie Inc.

Amendment No. 11 to Registration Statement on Form S-1

Filed August 21, 2020

File No. 333-231136

Dear Ms. Westbrook:

BioVie Inc. (the “Company”) hereby provides responses (the “Response Letter”) to a comment issued in a letter dated August 25, 2020 (the “Staff Letter”) regarding Amendment No. 11 to the Company’s Registration Statement on Form S-1 filed August 21, 2020 (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Response Letter the numbered paragraph set forth below corresponds to the numbered paragraph in the Staff Letter.

Amendment No. 11 to Registration Statement on Form S-1 filed on August 21, 2020

Cover Page

1.	We refer to comment 1 in our letter dated October 3, 2019 and your disclosure that there can be no assurance your application to list your Class A common stock on Nasdaq will be successful. Please tell us whether the offering is contingent upon securing Nasdaq listing approval and if it is not, please revise your cover page to clarify this fact.

COMPANY RESPONSE: The Company has added the appropriate clarifying disclosure to the prospectus cover page.

Please let me know if the Staff has any further questions or concerns with respect to the Registration Statement.

Sincerely,

Terren Peizer
Chairman and Chief Executive Officer

CC: Mitchell S. Nussbaum, Esq.